UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2017

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: May 9, 2017	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Intertape Polymer Group Inc.

Management’s Discussion and Analysis

Consolidated Quarterly Statements of Earnings

Three month periods ended

(In thousands of US dollars, except per share amounts)

(Unaudited)

	March 31, 2017	December 31, 2016	September 30, 2016	June 30, 2016
	$	$	$	$
Revenue	207,120	209,909	206,559	201,517
Cost of sales	157,980	156,174	161,705	149,715

Gross profit	49,140	53,735	44,854	51,802

Gross margin	23.7%	25.6%	21.7%	25.7%

Selling, general and administrative expenses	25,974	25,576	27,338	26,282
Research expenses	2,978	3,227	2,287	2,734

	28,952	28,803	29,625	29,016

Operating profit before manufacturing facility closures, restructuring and other related charges (recoveries)	20,188	24,932	15,229	22,786

Manufacturing facility closures, restructuring and other related charges (recoveries)	267	(7,744)	6,329	2,090

Operating profit	19,921	32,676	8,900	20,696

Finance costs
Interest	1,148	1,236	1,158	1,022
Other expense, net	428	15	270	411

	1,576	1,251	1,428	1,433

Earnings before income tax expense	18,345	31,425	7,472	19,263
Income tax expense
Current	2,693	3,454	30	3,197
Deferred	2,219	6,272	1,192	2,408

	4,912	9,726	1,222	5,605

Net earnings	13,433	21,699	6,250	13,658

Net earnings (loss) attributable to:
Company shareholders (“IPG Net Earnings”)	13,462	21,682	6,250	13,658
Non-controlling interest	(29)	17	—	—

	13,433	21,699	6,250	13,658

IPG Net Earnings per share
Basic	0.23	0.37	0.11	0.23
Diluted	0.22	0.36	0.10	0.22

Weighted average number of common shares outstanding
Basic	59,134,017	58,899,366	58,696,647	58,657,691
Diluted	60,202,147	60,746,886	60,870,914	60,834,393

Consolidated Quarterly Statements of Earnings

Three month periods ended

(In thousands of US dollars, except per share amounts)

(Unaudited)

	March 31, 2016	December 31, 2015	September 30, 2015	June 30, 2015
	$	$	$	$
Revenue	190,816	195,677	200,635	196,586
Cost of sales	149,720	149,885	157,838	154,178

Gross profit	41,096	45,792	42,797	42,408

Gross margin	21.5%	23.4%	21.3%	21.6%

Selling, general and administrative expenses	23,384	25,765	17,927	22,253
Research expenses	2,542	2,753	2,499	2,141

	25,926	28,518	20,426	24,394

Operating profit before manufacturing facility closures, restructuring and other related charges	15,170	17,274	22,371	18,014

Manufacturing facility closures, restructuring and other related charges	1,733	2,683	181	142

Operating profit	13,437	14,591	22,190	17,872

Finance costs (income)
Interest	982	1,036	919	982
Other expense (income), net	(91)	504	(651)	395

	891	1,540	268	1,377

Earnings before income tax expense (benefit)	12,546	13,051	21,922	16,495
Income tax expense (benefit)
Current	2,076	2,592	3,281	1,249
Deferred	940	(7,033)	2,987	3,498

	3,016	(4,441)	6,268	4,747

Net earnings	9,530	17,492	15,654	11,748

IPG Net Earnings	9,530	17,492	15,654	11,748
Non-controlling interest	—	—	—	—

	9,530	17,492	15,654	11,748

IPG Net Earnings per share
Basic	0.16	0.30	0.26	0.20
Diluted	0.16	0.29	0.26	0.19

Weighted average number of common shares outstanding
Basic	58,655,667	58,802,897	59,785,871	59,727,825
Diluted	60,035,667	60,316,201	60,879,777	61,739,717

This Management’s Discussion and Analysis (“MD&A”) is intended to provide the reader with a better understanding of the business, strategy and performance of Intertape Polymer Group Inc. (the “Company”), as well as how it manages certain risks and capital resources. This MD&A, which has been prepared as of May 8, 2017, should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and notes thereto as of and for the three months ended March 31, 2017 and 2016 (“Financial Statements”). It should also be read together with the text below on forward-looking statements in the section entitled “Forward-Looking Statements”.

For the purposes of preparing this MD&A, the Company considers the materiality of information. Information is considered material if the Company believes at the time of preparing this MD&A: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of the common shares of the Company; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; and/or (iii) it would significantly alter the total mix of information available to investors. The Company evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Except where otherwise indicated, all financial information presented in this MD&A, including tabular amounts, is prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS” or “GAAP”) and is expressed in US dollars. Variance, ratio and percentage changes in this MD&A are based on unrounded numbers and therefore can give rise to rounding differences.

Overview

The Company reported an 8.5% increase in revenue for the first quarter of 2017 compared to the first quarter of 2016 and a 1.3% decrease in revenue compared to the fourth quarter of 2016. The increase in revenue compared to the first quarter of 2016 was primarily due to additional revenue from the Powerband Acquisition(1), an increase in average selling price, including the impact of product mix, and the non-recurrence of the South Carolina Commissioning Revenue Reduction(2), partially offset by a decrease in sales volume. The decrease in revenue compared to the fourth quarter of 2016 was primarily due to a decrease in sales volume, partially offset by an increase in average selling price, including the impact of product mix.

Gross margin increased to 23.7% in the first quarter of 2017 compared to 21.5% in the first quarter of 2016 primarily due to an increase in the spread between selling prices and raw material costs and the South Carolina Flood Insurance Proceeds(2). Gross margin decreased to 23.7% in the first quarter of 2017 compared to 25.6% in the fourth quarter of 2016 primarily due to a reduction in the amount of South Carolina Flood Insurance Proceeds recorded, partially offset by improvement in self-funded medical and workers’ compensation claims experience.

Net earnings attributable to Company shareholders (“IPG Net Earnings”) for the first quarter of 2017 increased to $13.5 million ($0.23 basic earnings per share and $0.22 diluted earnings per share) from $9.5 million for the first quarter of 2016 ($0.16 basic and diluted earnings per share). The increase was primarily due to an increase in gross profit, partially offset by an increase in selling, general and administrative expenses (“SG&A”) mainly related to (i) additional SG&A in 2017 from the Powerband Acquisition, (ii) an increase in variable compensation expense and (iii) an increase in advisory fees and other costs associated with mergers and acquisitions (“M&A”) activity.

Adjusted EBITDA (a non-GAAP financial measure as defined and reconciled later in this document) for the first quarter of 2017 increased to $29.7 million from $24.0 million for the first quarter of 2016. The increase in adjusted EBITDA was primarily due to an increase in gross profit, partially offset by an increase in SG&A.

On May 8, 2017, the Board of Directors declared a quarterly cash dividend of $0.14 per common share payable on June 30, 2017 to shareholders of record at the close of business on June 15, 2017.

(1)	“Powerband Acquisition” refers to acquisition by the Company of 74% of Powerband Industries Private Limited (doing business as “Powerband”) on September 16, 2016.
(2)	“South Carolina Flood” refers to significant rainfall and subsequent severe flooding on October 4, 2015 that resulted in considerable damage to and the permanent closure of the Columbia, South Carolina manufacturing facility eight to nine months in advance of the planned shut down. “South Carolina Flood Insurance Proceeds” refers to insurance claim settlement proceeds totalling $29.5 million, net of a $0.5 million deductible, covering most of the claimed losses associated with the South Carolina Flood. In the first quarter of 2017, $2.1 million of insurance claim settlement proceeds received in the fourth quarter of 2016 were recorded as a reduction to cost of sales. “South Carolina Commissioning Revenue Reduction” refers to the sales attributed to the commissioning efforts of the production lines that were accounted for as a reduction of revenue and a corresponding reduction of the cost of the South Carolina Project. “South Carolina Project” refers to the previously announced relocation and modernization of the Company’s Columbia, South Carolina manufacturing operation. This project primarily involved moving the Company’s duct tape and masking tape production to a new state-of-the-art facility in Blythewood, South Carolina as well as moving flatback tape production to the Company’s existing facility in Marysville, Michigan.

Outlook

•	The Company expects gross margin for 2017 to be between 23% and 24%.

•	Adjusted EBITDA for 2017 is expected to be $127 to $137 million.

•	Manufacturing cost reductions for 2017 are expected to be between $10 and $12 million.

•	Total capital expenditures for 2017 are expected to be between $75 and $85 million.

•	The Company expects a 25% to 30% effective tax rate for 2017 and cash taxes paid in 2017 to be approximately half of the income tax expense in 2017, excluding the potential impact of any significant tax reform legislation and changes in the mix of earnings between jurisdictions.

•	The Company expects revenue in the second quarter of 2017 to be greater than in the second quarter of 2016.

•	The Company expects gross margin and adjusted EBITDA in the second quarter of 2017 to be lower than in the second quarter of 2016 due primarily to the positive impact of the South Carolina Flood Insurance Proceeds recorded in the second quarter of 2016.

Results of Operations

Revenue

Revenue for the first quarter of 2017 totalled $207.1 million, a $16.3 million or 8.5% increase from $190.8 million for the first quarter of 2016 primarily due to:

•	Additional revenue of $7.1 million from the Powerband Acquisition;

•	An increase in average selling price, including the impact of product mix, of approximately 3.5% which had a favourable impact of approximately $6.6 million primarily due to a favourable product mix in the woven and tape product categories; and

•	The non-recurrence of the South Carolina Commissioning Revenue Reduction of $4.3 million in the first quarter of 2016;

Partially offset by:

•	A decrease in sales volume of approximately 0.9% or $1.7 million primarily due to a decrease in demand for certain tape products.

Revenue for the first quarter of 2017 totalled $207.1 million, a $2.8 million or 1.3% decrease from $209.9 million for the fourth quarter of 2016 primarily due to:

•	A decrease in sales volume of approximately 6.2% or $13.1 million primarily due to a decrease in demand for certain tape products. The Company believes that the decreased sales volume was primarily due to seasonality in carton sealing tape product offerings;

Partially offset by:

•	An increase in average selling price, including the impact of product mix, of approximately 4.9% which had a favourable impact of approximately $10.3 million primarily due to a favourable product mix in the tape and woven product categories.

Gross Profit and Gross Margin

Gross profit totalled $49.1 million for the first quarter of 2017, an $8.0 million or 19.6% increase from $41.1 million for the first quarter of 2016. Gross margin was 23.7% in the first quarter of 2017 and 21.5% in the first quarter of 2016.

•	Gross profit increased primarily due to an increase in the spread between selling prices and raw material costs, the South Carolina Flood Insurance Proceeds recorded in the first quarter of 2017, improvement in self-funded medical and workers’ compensation claims experience, and additional gross profit from the Powerband Acquisition.

•	Gross margin increased primarily due to an increase in the spread between selling prices and raw material costs and the South Carolina Flood Insurance Proceeds recorded in the first quarter of 2017.

Gross profit totalled $49.1 million for the first quarter of 2017, a $4.6 million or 8.6% decrease from $53.7 million for the fourth quarter of 2016. Gross margin was 23.7% in the first quarter of 2017 and 25.6% in the fourth quarter of 2016.

•	Gross profit decreased primarily due to a reduction in the amount of South Carolina Flood Insurance Proceeds recorded and a decrease in sales volume. These unfavourable impacts were partially offset by improvement in self-funded medical and workers’ compensation claims experience, and a favourable product mix variance.

•	Gross margin decreased primarily due to a reduction in the amount of South Carolina Flood Insurance Proceeds recorded, partially offset by improvement in self-funded medical and workers’ compensation claims experience.

Selling, General and Administrative Expenses

SG&A for the first quarter of 2017 totalled $26.0 million, a $2.6 million or 11.1% increase from $23.4 million for the first quarter of 2016. The increase was primarily due to (i) additional SG&A in 2017 from the Powerband Acquisition, (ii) an increase in variable compensation expense and (iii) an increase in advisory fees and other costs associated with M&A activity.

SG&A for the first quarter of 2017 increased $0.4 million or 1.6% from $25.6 million in the fourth quarter of 2016. The increase was primarily due to an increase in professional fees mainly related to seasonal audit services as well as an increase in advisory fees and other costs associated with M&A activity, partially offset by a decrease in variable compensation expense.

Manufacturing Facility Closures, Restructuring and Other

Manufacturing facility closures, restructuring and other related charges for the first quarter of 2017 totaled $0.3 million, a $1.5 million decrease from the same period in 2016, primarily due to $1.5 million of South Carolina Flood costs incurred in the first quarter of 2016 related to damage to personal property as well as subsequent site clean-up and insurance claim preparation costs.

Manufacturing facility closures, restructuring and other related charges for the first quarter of 2017 increased $8.0 million from $7.7 million of recoveries for the fourth quarter of 2016, primarily due to South Carolina Flood Insurance Proceeds of $9.3 million received in the fourth quarter of 2016.

Finance Costs

Finance costs for the first quarter of 2017 totaled $1.6 million, a $0.7 million increase from $0.9 million in the first quarter of 2016 and a $0.3 million increase from $1.3 million in the fourth quarter of 2016. These increases were primarily due to foreign exchange losses in the first quarter of 2017 compared to foreign exchange gains in the first and fourth quarters of 2016.

Income Taxes

The Company is subject to income taxation in multiple tax jurisdictions around the world. Accordingly, the Company’s effective tax rate fluctuates depending on the geographic source of its earnings. The Company’s effective tax rate is also impacted by tax planning strategies that the Company implements. Income tax expense is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

The table below reflects the calculation of the Company’s effective tax rate (in millions of US dollars):

	Three months ended
	March 31, 2017	March 31, 2016
	$	$
Income tax expense	4.9	3.0
Earnings before income tax expense	18.3	12.5
Effective tax rate	26.8%	24.0%

The increase in the effective tax rate in the first quarter of 2017 as compared to the same period in 2016 is primarily due to a change in the mix of earnings between jurisdictions.

IPG Net Earnings

IPG Net Earnings for the first quarter of 2017 totalled $13.5 million, a $3.9 million increase from $9.5 million for the first quarter of 2016, primarily due to an increase in gross profit, partially offset by an increase in SG&A.

IPG Net Earnings for the first quarter of 2017 decreased $8.2 million from $21.7 million for the fourth quarter of 2016, primarily due to a reduction in the amount of South Carolina Flood Insurance Proceeds recorded in manufacturing facility closures, restructuring and other related charges and in gross profit, and a decrease in income tax expense.

Non-GAAP Financial Measures

This MD&A contains certain non-GAAP financial measures as defined under applicable securities legislation, including EBITDA, adjusted EBITDA and free cash flows (please see the “Cash Flows” section below for a description and reconciliation of free cash flows). The Company believes such non-GAAP financial measures improve the period-to-period comparability of the Company’s results by providing more insight into the performance of the ongoing core business operations. As required by applicable securities legislation, the Company has provided definitions of those measures and reconciliations of those measures to the most directly comparable GAAP financial measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures set forth below and should consider non-GAAP financial measures only as a supplement to, and not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.

EBITDA and Adjusted EBITDA

A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to net earnings (loss), the most directly comparable GAAP financial measure, is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) interest and other finance costs; (ii) income tax expense (benefit); (iii) amortization of intangible assets; and (iv) depreciation of property, plant and equipment. The Company defines adjusted EBITDA as EBITDA before (i) manufacturing facility closures, restructuring and other related charges (recoveries); (ii) share-based compensation expense (benefit); (iii) impairment of goodwill; (iv) impairment (reversal of impairment) of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; (vi) (gain) loss on disposal of property, plant and equipment; and (vii) other discrete items as shown in the table below. The terms “EBITDA” and “adjusted EBITDA” do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that they allow investors to make a more meaningful comparison between periods of the Company’s performance, underlying business trends and the Company’s ongoing operations. The Company further believes these measures may be useful in comparing its operating performance with the performance of other companies that may have different financing and capital structures, and tax rates. Adjusted EBITDA excludes costs that are not considered by management to be representative of the Company’s underlying core operating performance, including certain non-operating expenses, non-cash expenses and non-recurring expenses. In addition, EBITDA and adjusted EBITDA are used by management to set targets and are metrics that, among others, can be used by the Company’s Compensation Committee to establish performance bonus metrics and payout, and by the Company’s lenders and investors to evaluate the Company’s performance and ability to service its debt, finance capital expenditures and acquisitions, and provide for the payment of dividends to shareholders.

EBITDA and Adjusted EBITDA Reconciliation to Net Earnings

(In millions of US dollars)

(Unaudited)

	Three months ended
	March 31, 2017	December 31, 2016	March 31, 2016
	$	$	$
Net earnings	13.4	21.7	9.5
Interest and other finance costs	1.6	1.3	0.9
Income tax expense	4.9	9.7	3.0
Depreciation and amortization	8.3	8.7	7.2

EBITDA	28.2	41.4	20.7
Manufacturing facility closures, restructuring and other related charges (recoveries)	0.3	(7.7)	1.7
Share-based compensation expense	1.2	1.6	1.6
Impairment (reversal of impairment) of long-lived assets and other assets	(0.0)	0.1	0.0
Loss (gain) on disposal of property, plant and equipment	0.0	0.0	(0.0)

Adjusted EBITDA	29.7	35.3	24.0

Adjusted EBITDA totalled $29.7 million for the first quarter of 2017, a $5.6 million or 23.5% increase from $24.0 million for the first quarter of 2016. The increase in adjusted EBITDA was primarily due to an increase in gross profit, partially offset by an increase in SG&A.

Adjusted EBITDA for the first quarter of 2017 decreased $5.6 million or 16.0% from $35.3 million for the fourth quarter of 2016, primarily due to a decrease in gross profit.

Off-Balance Sheet Arrangements

Except as noted below, there have been no material changes with respect to off-balance sheet arrangements since December 31, 2016 outside of the Company’s ordinary course of business. Reference is made to the section entitled “Off-Balance Sheet Arrangements” in the Company’s MD&A as of and for the year ended December 31, 2016 (“2016 MD&A”).

Working Capital

The Company experiences some business cyclicality that requires management of working capital resources. Typically, a larger investment in working capital is required in quarters when accounts receivable increase due to higher sales and when inventory increases due to higher anticipated future sales. Furthermore, certain liabilities are accrued for throughout the year and are paid only during the first quarter of the following year.

The Company uses Days Inventory to measure inventory performance. Days Inventory decreased to 62 in the first quarter of 2017 from 65 in the first quarter of 2016 and 63 in the fourth quarter of 2016. Inventories increased $9.9 million to $113.3 million as of March 31, 2017 from $103.5 million as of December 31, 2016 primarily due to an increase in raw materials purchases, including pre-buys as well as a planned seasonal inventory build.

The Company uses Days Sales Outstanding (“DSO”) to measure trade receivables. DSO decreased to 40 in the first quarter of 2017 from 41 in the first quarter of 2016 and increased from 39 in the fourth quarter of 2016. Trade receivables increased $1.9 million to $92.0 million as of March 31, 2017 from $90.1 million as of December 31, 2016, primarily due to an increase in the amount of revenue invoiced later in the first quarter of 2017 as compared to later in the fourth quarter of 2016.

The calculations are shown in the following tables:

	Three months ended
	Mar. 31, 2017	Dec. 31, 2016	Mar. 31, 2016
Cost of sales (1)	$158.0	$156.2	$149.7
Days in quarter	90	92	91

Cost of sales per day (1)	$1.76	$1.70	$1.65
Average inventory (1)	$108.4	$107.1	$106.5

Days inventory	62	63	65

Days inventory is calculated as follows:

Cost of sales ÷ Days in quarter = Cost of sales per day

(Beginning inventory + Ending inventory) ÷ 2 = Average inventory

Average inventory ÷ Cost of goods sold per day = Days inventory

(1)	In millions of US dollars

	Three months ended
	Mar. 31, 2017	Dec. 31, 2016	Mar. 31, 2016
Revenue (1)	$207.1	$209.9	$190.8
Days in quarter	90	92	91

Revenue per day (1)	$2.30	$2.28	$2.10
Trade receivables (1)	$92.0	$90.1	$85.8

DSO	40	39	41

DSO is calculated as follows:

Revenue ÷ Days in quarter = Revenue per day

Ending trade receivables ÷ Revenue per day = DSO

Accounts payable and accrued liabilities decreased $25.4 million to $74.8 million as of March 31, 2017 from $100.2 million as of December 31, 2016 primarily due to the timing of payments made in the first quarter of 2017 for inventory as well as SG&A, including annual payments made in 2017 for 2016 liabilities mainly related to variable compensation.

Liquidity and Borrowings

The Company finances its operations through a combination of cash flows from operations and borrowings under its five-year $300 million revolving credit facility with a syndicate of financial institutions, which includes an incremental accordion feature that could enable the Company to increase the limit of this facility by up to $150 million (subject to the credit agreement’s terms and lender approval) if needed through November 2019 (“Revolving Credit Facility”). The Company relies upon cash flows from operations and funds available under the Revolving Credit Facility to meet working capital requirements as well as to fund capital expenditures, M&A, dividends, share repurchases, obligations under its other debt instruments, and other general corporate purposes.

The Company’s liquidity risk management processes attempt to (i) maintain a sufficient amount of cash and (ii) ensure that the Company has financing sources for a sufficient authorized amount. The Company establishes budgets, cash estimates and cash management policies with a goal of ensuring it has the necessary funds to fulfil its obligations for the foreseeable future.

The Company believes it has sufficient cash on hand, and that it will generate sufficient funds from cash flows from operating activities, to meet its ongoing expected capital expenditures and working capital requirements funding needs for at least the next twelve months. These funds are also expected to be sufficient to meet funding needs for discretionary dividend payments and common share repurchases. In addition, funds available under the Revolving Credit Facility may be used, as needed, to fund more significant strategic initiatives.

As of March 31, 2017, the Company had drawn a total of $192.8 million against the Revolving Credit Facility, which consisted of $186.0 million of borrowings and $6.8 million of standby letters of credit. This resulted in loan availability of $107.2 million. In addition, the Company had $4.1 million of cash, yielding total cash and loan availability of $111.3 million as of March 31, 2017 as compared to total cash and loan availability of $158.2 million as of December 31, 2016.

The Revolving Credit Facility is priced primarily on the LIBOR rate plus a spread varying between 100 and 225 basis points (150 basis points as of March 31, 2017). The spread depends on the consolidated total leverage ratio and increases as the consolidated total leverage ratio increases. The revolving credit loans denominated in US Dollars bear interest at the LIBOR rate applicable to dollar-denominated loans plus the applicable margin. Revolving credit loans denominated in an alternative currency bear interest at the floating rate applicable to alternative currency-denominated loans plus the applicable margin and any mandatory costs. As of March 31, 2017, the full $186.0 million of borrowings was priced at 30-day US dollar LIBOR.

The Revolving Credit Facility has, in summary, three financial covenants: (i) a consolidated total leverage ratio not to be greater than 3.25 to 1.00 with an allowable temporary increase to 3.75 to 1.00 for the four quarters following an acquisition with a price not less than $50 million, (ii) a consolidated debt service ratio not to be less than 1.50 to 1.00, and (iii) the aggregated amount of all capital expenditures in any fiscal year may not exceed $100 million (this was increased from $50 million under a January 2017 amendment to the Revolving Credit Facility). Prior to the January 2017 amendment, any portion of the then allowable $50 million not expended in the year could be carried over for expenditure in the following year but not carried over to any additional subsequent year thereafter.

The Company was in compliance with all three financial covenants which were 1.70, 7.24 and $21.9 million, respectively, as of March 31, 2017.

Cash Flows

Cash flows from operating activities decreased in the first quarter of 2017 by $9.3 million to an outflow of $10.6 million from an outflow of $1.3 million in the first quarter of 2016 primarily due to a greater decrease in accounts payable in the first quarter of 2017 due to the timing of payments for inventory and SG&A made in the first quarter of 2017, partially offset by (i) an increase in gross profit and (ii) a lower increase in accounts receivable resulting primarily from the amount and timing of revenue invoiced.

Cash flows from operating activities decreased in the first quarter of 2017 by $75.5 million from an inflow of $65.0 million in the fourth quarter of 2016. The decrease is primarily due to (i) a seasonal increase in working capital consisting of a decrease in accounts payable and accrued liabilities, an increase in inventories and an increase in trade receivables, and (ii) a decrease in net earnings in the first quarter of 2017.

Cash flows used for investing activities increased in the first quarter of 2017 by $12.6 million to $22.1 million from $9.5 million in the first quarter of 2016 and by $8.1 million from $14.0 million in the fourth quarter of 2016. The increase in both periods was primarily due to higher capital expenditures mainly related to the water activated tape capacity expansion in Midland, North Carolina and other initiatives discussed in the section entitled “Capital Resources” in the Company’s 2016 MD&A.

Cash flows from financing activities increased $8.4 million to $15.8 million in the first quarter of 2017 from $7.4 million in the first quarter of 2016, primarily due to an increase in net borrowings and the non-recurrence of repurchases of common shares in the first quarter of 2017.

Cash flows from financing activities increased $50.7 million in the first quarter of 2017 from a $34.9 million outflow in the fourth quarter of 2016, primarily due to an increase in net borrowings in the first quarter of 2017.

The Company is including free cash flows, a non-GAAP financial measure, because it is used by management and investors in evaluating the Company’s performance and liquidity. Free cash flows does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Free cash flows should not be interpreted to represent residual cash flow available for discretionary purposes, as it excludes other mandatory expenditures such as debt service.

Free cash flows, defined by the Company as cash flows from operating activities less purchases of property, plant and equipment, decreased in the first quarter of 2017 by $21.9 million to negative $32.7 million from negative $10.8 million in the first quarter of 2016, primarily due to higher capital expenditures. Free cash flows decreased by $83.5 million from $50.8 million in the fourth quarter of 2016 primarily due to a decrease in cash flows from operating activities.

A reconciliation of free cash flows to cash flows from operating activities, the most directly comparable GAAP financial measure, is set forth below.

Free Cash Flows Reconciliation

(In millions of US dollars)

(Unaudited)

	Three months ended
	Mar. 31, 2017	Dec. 31, 2016	Mar. 31, 2016
	$	$	$
Cash flows from (used for) operating activities	(10.6)	65.0	(1.3)
Less purchases of property, plant and equipment	(22.1)	(14.2)	(9.5)

Free cash flows	(32.7)	50.8	(10.8)

Capital Resources

Capital expenditures totalled $22.1 million in the three months ended March 31, 2017 and were funded by the Revolving Credit Facility and cash flows from operations. The Company had commitments to suppliers to purchase machines and equipment totalling $32.7 million as of March 31, 2017 that are expected to be paid out in the next twelve months. These capital expenditures and commitments are primarily to support strategic and growth initiatives discussed in the section entitled “Capital Resources” in the Company’s 2016 MD&A. All such initiatives are currently progressing as planned both in terms of timeline and expenditure levels.

Contractual Obligations

Except as noted in the section entitled “Off-Balance Sheet Arrangements” above, there have been no material changes with respect to contractual obligations since December 31, 2016 outside of the Company’s ordinary course of business. Reference is made to the section entitled “Contractual Obligations” in the Company’s 2016 MD&A.

Capital Stock and Dividends

As of March 31, 2017, there were 59,125,335 common shares of the Company outstanding.

The table below summarizes share-based compensation activity that occurred during the following periods:

	Three months ended March 31,
	2017	2016
Equity-settled
Stock options exercised	65,000	22,300
Cash proceeds (in millions of US dollars)	$0.1	$0.1
Cash-settled
SARs exercised	13,250	141,477
Cash settlements (in millions of US dollars)	$0.2	$1.2
PSUs granted	358,377	392,572
DSUs granted	7,962	11,714

On February 17, 2017, the Board of Directors approved amendments to the Performance Share Unit (“PSU”) Plan and Deferred Share Unit (“DSU”) Plan to provide for only cash settlement of PSU and DSU awards, respectively. As a result of the amendments, the Company remeasured the fair value of the awards on the amendment date and will continue to do so, prospectively and until award settlement, at each reporting period end date, and present the cash-settled awards as a liability within accounts payable and accrued liabilities and other liabilities in the consolidated balance sheets. Changes in the fair value of the liability will be reflected in SG&A. As of March 31, 2017, $3.6 million was recorded in accounts payable and accrued liabilities and $10.4 million was recorded in long-term share-based compensation liabilities.

The table below presents the share-based compensation expense recorded in earnings in SG&A by award type (in millions of US dollars):

	Three months ended March 31,
	2017	2016
	$	$
Equity-settled	0.1	0.2
Cash-settled	1.1	1.4

Total	1.2	1.6

The Company paid a cash dividend of $0.14 per common share on March 31, 2017 to shareholders of record at the close of business on March 21, 2017.

On May 8, 2017, the Board of Directors declared a quarterly cash dividend of $0.14 per common share payable on June 30, 2017 to shareholders of record at the close of business on June 15, 2017.

The dividends paid and payable in 2017 by the Company are “eligible dividends” as defined in subsection 89(1) of the Income Tax Act (Canada).

Financial Risk, Objectives and Policies

There has been no material change with respect to financial risk, objectives and policies since December 31, 2016 outside of the Company’s ordinary course of business. Reference is made to the section entitled “Financial Risk, Objectives and Policies” in the Company’s 2016 MD&A.

Litigation

The Company is engaged from time-to-time in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole, and accordingly, no material amounts have been recorded as of March 31, 2017.

Critical Accounting Judgments, Estimates and Assumptions

The preparation of the Company’s Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Significant changes in the underlying assumptions could result in significant changes to these estimates. Consequently, management reviews these estimates on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The judgments, estimates and assumptions applied in the Financial Statements were the same as those applied in the Company’s most recent annual audited consolidated financial statements, except for (i) the estimate of the provision for income taxes, which is determined in the Financial Statements using the estimated weighted average annual effective income tax rate applied to the earnings before income tax expense (benefit) of the interim period, which may have to be adjusted in a subsequent interim period of the financial year if the estimate of the annual income tax rate changes and (ii) the re-measurement of the defined benefit liability, which is required at year-end and if triggered by plan amendment or settlement during interim periods. The Financial Statements should be read in conjunction with the Company’s 2016 annual audited consolidated financial statements.

New Standards and Interpretations Issued but Not Yet Effective

Certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective, and have not been adopted early by the Company. Management anticipates that all the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s Financial Statements, are detailed as follows:

IFRS 15 – Revenue from Contracts with Customers replaces IAS 18 – Revenue, IAS 11 – Construction Contracts and some revenue related interpretations. IFRS 15 establishes a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized at a point in time or over time, provides new and more detailed guidance on specific topics and expands and improves disclosures about revenue. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2018. Management has performed a preliminary review of the new guidance as compared to its current accounting policies, and began a review of its sales contracts. Based on its initial evaluation, management does not expect the new guidance to materially impact the Company’s Financial Statements. Management plans to finalize its review and determine the method of adoption in the current year.

IFRS 9 (2014) – Financial Instruments was issued in July 2014 and differs in some regards from IFRS 9 (2013) which the Company adopted effective January 1, 2015. IFRS 9 (2014) includes updated guidance on the classification and measurement of financial assets. The final standard also amends the impairment model by introducing a new expected credit loss model for calculating impairment. The mandatory effective date of IFRS 9 (2014) is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. Based on its initial evaluation, management does not expect the new guidance to materially impact the Company’s Financial Statements. Management plans to finalize its review and determine the method of adoption in the current year.

IFRS 16 – Leases which will replace IAS 17 – Leases was issued in January 2016. IFRS 16 eliminates the classification of an operating lease and requires lessees to recognize a right-of-use asset and a lease liability in the statement of financial position for all leases with exemptions permitted for short-term leases and leases of low value assets. In addition, IFRS 16 changes the definition of a lease; sets requirements on how to account for the asset and liability, including complexities such as non-lease elements, variable lease payments and option periods; changes the accounting for sale and leaseback arrangements; largely retains IAS 17’s approach to lessor accounting and introduces new disclosure requirements. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019 with early adoption permitted in certain circumstances. Management is currently assessing but has not yet determined the impact of this new standard on the Company’s Financial Statements.

Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s Financial Statements.

Internal Control Over Financial Reporting

In accordance with the Canadian Securities Administrators’ National Instrument 52-109, “Certification of Disclosure in Issuers’ Annual and Interim Filings” (“NI 52-109”), the Company has filed interim certificates signed by the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) that, among other things, report on the design of disclosure controls and procedures and design of internal control over financial reporting. With regards to the annual certification requirements of NI 52-109, the Company relies on the statutory exemption contained in section 8.2 of NI 52-109, which allows it to file with the Canadian securities regulatory authorities the certificates required under the Sarbanes-Oxley Act of 2002 at the same time such certificates are required to be filed in the United States of America.

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with GAAP (as derived in accordance with IFRS) in its consolidated financial statements. The CEO and CFO of the Company have evaluated whether there were changes to the Company’s internal control over financial reporting during the Company’s most recent interim period that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. The CEO and the CFO have concluded that the Company’s internal control over financial reporting as of March 31, 2017 was effective.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Additional Information

Additional information relating to the Company, including its Form 20-F filed in lieu of an Annual Information Form for 2016, is available on the Company’s website (www.itape.com) as well as under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Statements

Certain statements and information included in this MD&A constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this MD&A, including statements regarding the Company’s industry and the Company’s outlook, prospects, plans, financial position, future sales and financial results, income tax and effective tax rate, availability of funds and credit, level of indebtedness, payment of dividends, capital and other significant expenditures, working capital requirements, liquidity, the impacts of new accounting standards, judgments, estimates, assumptions, litigation and business strategy, may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the Company’s management. Words such as “may,” “will,” “should,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: business conditions and growth or declines in the Company’s industry, the Company’s customers’ industries and the general economy; the anticipated benefits from the Company’s manufacturing facility closures and other restructuring efforts; the anticipated benefits from the Company’s acquisitions; the anticipated benefits from the Company’s capital expenditures; the quality, and market reception, of the Company’s products; the Company’s anticipated business strategies; risks and costs inherent in litigation; the Company’s ability to maintain and improve quality and customer service; anticipated trends in the Company’s business; anticipated cash flows from the Company’s operations; availability of funds under the Company’s Revolving Credit Facility; and the Company’s ability to continue to control costs. The Company can give no assurance that these statements and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read “Item 3. Key Information – Risk Factors,” “Item 5 Operating and Financial Review and Prospects (Management’s Discussion & Analysis)” and statements located elsewhere in the Company’s annual report on Form 20-F for the year ended December 31, 2016 and the other statements and factors contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of the forward-looking statements speaks only as of the date of this MD&A. The Company will not update these statements unless applicable securities laws require it to do so.